

July 11, 2014

Via E-Mail
Stephen Fraidin
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

   Re: **Allergan Inc.**
      Schedule 13D filed April 21, 2014
      Filed by Pershing Square Capital Management, L.P., et al.
      File No. 5-40724

Dear Mr. Fraidin:

  We have reviewed the filing listed above and have the following comment. Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

1. The disclosure in this section indicates that as of April 21, 2014, PS Fund 1 held options to purchase 24,831,107 Allergan Inc. common shares pursuant to "various American-style call options." In addition, you disclose that PS Fund 1 entered into forward purchase contracts covering 3,450,000 notional shares of Allergan. Please file as an exhibit(s) the underlying contracts for the call options and futures contracts referenced in Item 6. See Item 7 of Schedule 13D.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this comment or your filings in general, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions